UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On March 4, 2025, Nayax Ltd. (the “Company”) issued a press release titled “Nayax Reports Fourth Quarter and Full Year 2024 Results”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Also on March 4, 2025, the Company posted on its website a corporate presentation titled “Nayax Fourth Quarter and Full Year 2024 Earnings Supplement”. A copy of the presentation is furnished as Exhibit 99.2 hereto.

The information in this Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as set forth by specific reference in such a filing.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release titled “Nayax Reports Fourth Quarter and Full Year 2024 Results” dated March 4, 2025
99.2	Corporate Presentation titled “Nayax Fourth Quarter and Full Year 2024 Earnings Supplement” dated March 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: March 4, 2025